DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT made this 11th day of December, 2019 by and between Esoterica Capital LLC, a Delaware limited liability company (the “Adviser”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and Esoterica Thematic Trust (the “Trust”) have entered into a distribution agreement dated as of December 11, 2019 (the “Distribution Agreement”) whereby the Distributor acts as the principal underwriter of certain series (the “Funds”) of the Trust, as listed in Exhibit A to the Distribution Agreement; and

WHEREAS, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor;

NOW THEREFORE, the Adviser and the Distributor hereby agree as follows:

1.	Compensation and Expenses.

The Distributor has agreed to provide the services set forth in the Distribution Agreement, which is attached hereto as Exhibit A, and the Adviser has agreed to pay the Distributor the compensation set forth in Exhibit B.

2.	Term and Termination.

(a) This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the Distribution Agreement, and will terminate automatically upon any termination of the Distribution Agreement; provided, however, that, notwithstanding such termination of the Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to the Distribution Agreement for services performed through such termination date.

(b) This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

3.	Limitation of Liability

The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement.

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4.	[Reserved]

5.	Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, email, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(i) To Distributor:	(ii) If to the Adviser:
Foreside Fund Services, LLC	Esoterica Capital LLC
Three Canal Plaza, Suite 100	135 W. 52nd Street, 16C
Portland, ME 04101	New York, NY 10019
Attn: Legal Department	Attn: Karan Trehan
Telephone: (207) 553-7110	Phone: (646) 286-4414
Email:legal@foreside.com	Email: karan.trehan@esotericacap.com

6.	Assignment.

This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

7.	Governing Law.

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.

8.	Miscellaneous.

(a) Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b) This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d) This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e) No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f) Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished above in Section S(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).

(g) This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

Foreside Fund Services, LLC

By:	/s/ Mark A. Fairbanks
Name:	Mark A. Fairbanks
Title:	Vice President

Esoterica Thematic Trust

By:	/s/ Karan Trehan
Name:	Karan Trehan
Title:	President

EXHIBIT A

Distribution Agreement

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EXHIBIT B

Compensation

DISTRIBUTION SERVICES FEES

Organizational Fee	One-Time
Start-up consulting including industry, products, APs, electronic connectivity and other Fund launch requirements	$5,000 (WAIVED)
Recurring Legal Underwriting Fees	Annual
Asset fee, based on total net assets in the Funds, calculated and billed monthly. Asset fee is subject to an annual minimum fee based on the total number of Funds:	Up to $500 million – 1.00 basis point $500 to $1 billion – 0.75 basis point Over $1 billion – 0.50 basis point
1 to 5 Funds: $15,000/Fund (Reduced to $10,000 for Year 1)
5 or more Funds: $10,000/Fund
Advertising Compliance Review	Per Communication Piece
Fund marketing material review fees

$125 per communication piece for the first 10 pages (minutes if audio or video); $10 per page thereafter;

$600 per communication piece requiring expedited review (within 24 hours) for the first ten pages; $25 per page thereafter

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the Distribution Agreement.

Notes:

➢	Fees will be calculated and payable monthly.
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